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THE KROGER CO.     •     LAW DEPARTMENT     •     1014 VINE STREET     •     CINCINNATI, OHIO  45202-1100

PAUL W. HELDMAN EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL BRUCE M. GACK VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL	TELEFAX NUMBER 513-762-4935 WRITER’S DIRECT DIAL NUMBER 513-762-1482

LYNNE GELLENBECK

PATRICIA T. ASH

PAUL W. PARMELE

STEPHANIE GEPHARDT

MARTHA CUTRIGHT SARRA

JENNIFER K. GOTHARD

RICK J. LANDRUM

CHRISTINE S. WHEATLEY

JEFFERY L. VANWAY

KELLY L. REBLIN

ERICA S. PONTIUS

HILARY VOLLMER

BEAU C. SEFTON

FRANCES A. TUCKER

NATHAN H. BROWN

J. PHILLIPS PUGH, INVESTIGATOR

DOROTHY D. ROBERTS, PARALEGAL

ERIN C. DRISKELL, PARALEGAL

BOBBI J. McFADDEN, PARALEGAL

ERIC B. LUTSON, PARALEGAL

MARGARET E. WAGNER, PARALEGAL

June 28, 2010

H. Christopher Owings

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC  20549

RE:	The Kroger Co.
File No. 001-00303

Dear Mr. Owings:

I write on behalf of David B. Dillon, Kroger’s Chairman and Chief Executive Officer, to acknowledge receipt of your comment letter dated June 21, 2010.  We will re-file this week as an exhibit to our Form 10-Q a complete copy of the Five Year Credit Agreement as referenced in comment 7 of your letter and will provide a complete response to your letter no later than July 20, 2010.

Should you wish to discuss this in the meantime, please do not hesitate to contact me.

Sincerely,

/s/ Bruce M. Gack
Bruce M. Gack

cc:	Robert W. Errett, Esq.
Brigitte Lippmann, Esq.
David B. Dillon
J. Michael Schlotman